UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Cream Minerals Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Endeavour Silver Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

225263508
(CUSIP Number of Class of Securities (if applicable))

Cream Minerals Ltd.
Attn: Michael O’Connor
1400-570 Granville Street
Vancouver, British Columbia  V6C 3P1
Canada
Tel: (604) 687-4622
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 4, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)  The following documents have been delivered to holders of securities or published in the home jurisdiction of Cream Minerals Ltd. and are required to be disseminated to U.S. security holders or published in the United States:

•	Letter to Shareholders of Cream Minerals Ltd., dated October 4, 2010, a copy of which is furnished as Exhibit 99.1 to this Form CB;
•	Offer to Purchase for Cash all of the Common Shares of Cream Minerals Ltd. and Circular, dated October 4, 2010, a copy of which is furnished as Exhibit 99.2 to this Form CB
•	Form of Letter of Acceptance and Transmittal, a copy of which is furnished as Exhibit 99.3 to this Form CB; and
•	Form of Notice of Guaranteed Delivery, a copy of which is furnished as Exhibit 99.4 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b)  Not applicable.

Item 2.                      Informational Legends

The required legends are included under the heading “Notice to Shareholders in the United States” on page 2 of the Offer and Circular, dated October 4, 2010, a copy of which is furnished as Exhibit I(2) to this Form CB.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Endeavour Silver Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2010	ENDEAVOUR SILVER CORP. By: /s/ Dan Dickson Name: Dan Dickson Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Letter to Shareholders of Cream Minerals Ltd., dated October 4, 2010

99.2	Offer to Purchase for Cash all of the Common Shares of Cream Minerals Ltd. and Circular, dated October 4, 2010

99.3	Form of Letter of Acceptance and Transmittal

99.4	Form of Notice of Guaranteed Delivery